中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

File No.82-34675

Our Ref : BS(2005)248(JY)

2 December 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No.82-34675

We enclose a copy of our press announcement dated 1 December 2005 published in Hong Kong for your attention.

Please note that the above document is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jason C.W. Yeung
Company Secretary

Encl.

South China Morning Post

Date 2nd December 2005

File No. 82-34675

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED
(Incorporated in Hong Kong with limited liability)
(the "Company")
(Stock Code: 2388)

ANNOUNCEMENT

Appointment of Independent Non-executive Director

The Board of Directors of the Company is pleased to announce the appointment of Mr. Wai-Hok Savio Tung (童偉鶴) as an Independent Non-executive Director of the Company, with effect from 1 December 2005.

The Board of Directors (the "Board") of the Company is pleased to announce that Mr. Wai-Hok Savio Tung (童偉鶴) has been appointed as an Independent Non-executive Director of the Company and Bank of China (Hong Kong) Limited, the Company's principal operating subsidiary, both with effect from 1 December 2005. Mr. Tung is an experienced financial executive. The Board takes this opportunity to welcome Mr. Tung to join the Board.

Mr. Tung, aged 54, was one of the founding partners and is currently Managing Director at the investment firm Investcorp. He is also the Head of Technology Investment Group and Head of US Private Equity business of Investcorp. Before joining Investcorp in 1984, he worked for Chase Manhattan Bank for about 11 years, holding various positions in its front, middle and back offices and served in its offices in New York, Bahrain, Abu Dhabi and London.

Mr. Tung had served on the boards of many of Investcorp portfolio companies, including Club Car, Circle K, Saks Fifth Avenue, Simmons Mattresses, Star Market, Stratus Computer, CSK Auto and Utimaco. He is currently a board member of Vaultus, Wireless Telecom Group and Viewlocity. He is also a board member and treasurer of the Aaron Diamond AIDS Research Center, an affiliate of Rockefeller University and a board member of the Committee of 100.

Mr. Tung was born in Hong Kong and attended secondary school in Hong Kong until he was 16 when he moved to and studied in the USA. He holds a BSc in Chemical Engineering from Columbia University of New York. He is a trustee of Columbia University. He is also on the board of the Columbia Investment Management Company and chairs the Finance Committee of Columbia University and is a member of the Columbia University Medical Center ("Health Science") Committee.

The appointment of Mr. Tung shall be for an initial term of approximately three years which, subject to re-election by shareholders at the 2006 annual general meeting, will expire at the conclusion of the 2009 annual general meeting of the Company. As an Independent Non-executive Director, Mr. Tung will be entitled to receive a director's fee of HK$200,000 per annum together with additional fees for any service on Board Committee(s), that is HK$100,000 per annum as a Committee chairman and HK$50,000 per annum as a Committee member, as approved by the shareholders at the 2004 annual general meeting of the Company.

Mr. Tung does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance and is not related to any directors, senior management or substantial or controlling shareholders of the Company. He does not hold any position with the Company or any of its subsidiaries. Mr. Tung has met the independence guidelines set out in rule 3.13 of the Listing Rules.

By Order of the Board
Jason C.W. Yeung
Company Secretary

Hong Kong, 1 December 2005

As at the date hereof, the Board comprises: Mr. XIAO Gang (Chairman), Mr. SUN Changji* (Vice-chairman), Mr. HE Guangbei (Vice-chairman and Chief Executive), Mr. HUA Qingshan*, Mr. LI Zaohang*, Mr. ZHOU Zaiqun*, Mdm. ZHANG Yanling*, Dr. FUNG Victor Kwok King**, Mr. SHAN Weijian**, Mr. TUNG Chee Chen**, Mr. TUNG Wai-Hok Savio**and Mdm. YANG Linda Tsao**. Mr. NEOH Anthony Francis acts as the Senior Adviser to the Board.*

* *non-executive directors*
** *independent non-executive directors*

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

File No.82-34675

Our Ref : BS(2005)252(JY)

2 December 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No.82-34675

We enclose the Monthly Return on Movement of Listed Equity Securities filed by the Company with the Stock Exchange of Hong Kong Limited (the "HKSE") for the month ended 30 November 2005 for your attention.

Please note that the above document is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

..../page 2

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jason C.W. Yeung
Company Secretary

Encl.

File No. 82-34675

Monthly Return On Movement of Listed Equity Securities (Form I)

Your submission has been approved ! Please record the Submission No. for future reference.

Submission Details

Date/Time submitted	02/12/2005	09:22:59	Submitted By	02388P03
Date/Time Approved	02/12/2005	09:27:48	Approved By	02388P02
Submission No.	EBIS-051201-00089		Status	Approved

Company Code	LM02388	BOC Hong Kong (Holdings) Limited	
Your Capacity			
Announcement Category	Unvetted	Announcement Type	Monthly Return I
Contact Person	Jason C. W. Yeung		
Contact No.	2846 2700		

For the month ended : 30/11/2005

Name of Company	LM02388	BOC Hong Kong (Holdings) Limited	
Contact Person	Jason C. W. Yeung		
Contact Telephone No.	2846 2700	Date submitted	02/12/2005

Section A Section B Section C Section D

A. Information on Types of Listed Equity Securities (please tick wherever applicable, more than one is acceptable)

- [x] Ordinary shares
- [ ] Preference shares
- [ ] Equity Warrants
- [ ] Other Classes of Shares

Section A Section B Section C Section D

B. Movement in Authorised Share Capital

1. Ordinary Shares

(1) Stock Code :	2388	Description :		
	No. of Shares	Par Value		Authorised Share Capital
Balance at close of preceding month	20,000,000,000	HKD	5.00	100,000,000,000
Increase/(Decrease) (EGM approval date) (dd/mm/yyyy)				
Balance at close of the month	20,000,000,000	HKD	5.00	100,000,000,000

(2) Stock Code :		Description :		
	No. of Shares	Par Value		Authorised Share Capital
Balance at close of preceding month		HKD		
Increase/(Decrease) (EGM approval date) (dd/mm/yyyy)				
Balance at close of the month		HKD		

2. Preference Shares

Stock Code :		Description :		
	No. of Shares	Par Value		Authorised Share Capital
Balance at close of preceding month		HKD		
Increase/(Decrease) (EGM approval date) (dd/mm/yyyy)				
Balance at close of the month		HKD		

3. Other Classes of Shares

Stock Code :		Description :		
	No. of Shares	Par Value		Authorised Share Capital
Balance at close of preceding month		HKD		
Increase/(Decrease) (EGM approval date) (dd/mm/yyyy)				
Balance at close of the month		HKD		

Total Authorised Share Capital at the end of the Month HKD 100,000,000,000

Section A Section B Section C Section D

C. Movement in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month	10,572,780,266			
Increase/(Decrease) during the month				
Balance at close of the month	10,572,780,266			

Section A Section B Section C Section D

D. Details of Movement

Share Options

Total No. of Options at Close of Preceding Month	Total Granted During the Month	Total Exercised During the Month	Total Cancelled During the Month	Total No. of Options Lapsed During the Month	Total No. of Options at Close of the Month	No. Of New Shares Arising Therefrom

Ordinary (1)
Ordinary (2)
Preference
Other Class

Total Exercised Money During the Month HKD

Equity Warrants

	Description of Warrants (Date of Expiry -dd/mm/yyyy)	Currency of Nominal Value	Nominal Value at Close of Preceding Month	Exercised During the Month	Nominal Value at Close of the Month	No. Of New Sthares Arising Therefrom
1.	( ) Stock Code Subscription Price HKD	HKD				Ordinary (1) Ordinary (2) Preference Other Class
2.	( ) Stock Code Subscription Price HKD	HKD				Ordinary (1) Ordinary (2) Preference Other Class
3.	( ) Stock Code	HKD				Ordinary (1) Ordinary (2) Preference

Subscription Price HKD

○ Other Class

4. HKD

◉ Ordinary (1)
○ Ordinary (2)
○ Preference
○ Other Class

( )
Stock Code
Subscription Price HKD

Convertibles

Class	Currency of Amount Outstanding	Amount at Close of Preceding Month	Converted During the Month	Amount at Close of the Month	No. Of New Shares Arising Therefrom
1.	HKD				
Stock Code Subscription Price HKD					◉ Ordinary (1) ○ Ordinary (2) ○ Preference ○ Other Class
2.	HKD				
Stock Code Subscription Price HKD					◉ Ordinary (1) ○ Ordinary (2) ○ Preference ○ Other Class
3.	HKD				
Stock Code Subscription Price HKD					◉ Ordinary (1) ○ Ordinary (2) ○ Preference ○ Other Class

Other Issues of Shares

Type of Securities				No. Of New Shares Arising Therefrom
1. Please Select One	At Price : HKD		Issue and allotment Date : (dd/mm/yyyy)	
				◉ Ordinary (1) ○ Ordinary (2) ○ Preference ○ Other Class
2. Please Select One	At Price : HKD		Issue and allotment Date : (dd/mm/yyyy)	
				◉ Ordinary (1) ○ Ordinary (2) ○ Preference ○ Other Class
3. Please Select One	At Price : HKD		Issue and allotment Date : (dd/mm/yyyy)	
				◉ Ordinary (1) ○ Ordinary (2) ○ Preference ○ Other Class
4. Please Select One	At Price : HKD		Issue and allotment Date : (dd/mm/yyyy)	
				◉ Ordinary (1)

				○ Ordinary (2) ○ Preference ○ Other Class
5. **Bonus Issue**			Issue and allotment Date : (dd/mm/yyyy)	◉ Ordinary (1) ○ Ordinary (2) ○ Preference ○ Other Class
6. **Repurchase of share**			Cancellation Date: (dd/mm/yyyy)	◉ Ordinary (1) ○ Ordinary (2) ○ Preference ○ Other Class
7. **Redemption of share**			Redemption Date: (dd/mm/yyyy)	◉ Ordinary (1) ○ Ordinary (2) ○ Preference ○ Other Class
8. **Other** (Please specify)	At Price : HKD		Issue and allotment date	◉ Ordinary (1) ○ Ordinary (2) ○ Preference ○ Other Class

Remarks (Max 160 Characters):

Authorised Signatory

* Name: Jason C. W. Yeung

* Title: Company Secretary

OK

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